Exhibit 99.1

Maris-Tech to Showcase Advanced Edge Video & AI Solutions for Armored Vehicles and Unmanned Platforms at the Premier Land Power Expo in North America, AUSA 2026

Company to demonstrate 360° vehicle situational awareness and beyond-line-of-sight drone capabilities following recent commercial momentum across land and airborne defense applications

Rehovot, Israel, Oct. 07, 2026 (GLOBE NEWSWIRE) — Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it will participate in the AUSA 2026 Annual Meeting and Exposition, taking place October 12-14, 2026, at the Walter E. Washington Convention Center in Washington, D.C., where the Company is scheduled to showcase and demonstrate a broad portfolio of edge video and AI solutions for armored vehicles, unmanned platforms and other mission-critical defense applications at Booth #761.

At AUSA, Maris-Tech will conduct live demonstrations illustrating how its edge video technology can extend situational awareness around and beyond an armored vehicle. The demonstrations will include full-perimeter, 360° vision around a vehicle while operating with the hatch closed, as well as an unmanned aerial extension that carries the same real-time visual awareness beyond the vehicle’s line of sight.

The demonstrations highlight Maris-Tech’s approach to processing video and AI directly at the edge. The Company’s technology is designed to acquire and process multiple sensor feeds, perform onboard AI analytics, and distribute low-latency video, providing operators with actionable visual information while reducing dependence on external processing infrastructure.

Maris-Tech will also display a broad selection of its edge computing and video platforms at the event. The exhibit will include solutions for armored vehicle situational awareness and thermal observation, including the Diamond Ultra and Peridot product families; AI and video processing platforms from the Jupiter family; solutions designed for drone and unmanned applications; and additional video encoding, recording, and communications technologies, including Opal, Amethyst, Mars RF, and Coral.

Maris-Tech’s participation at AUSA follows a period of significant commercial activity for the Company across multiple defense markets. In September 2026, Maris-Tech announced its largest-ever contract, a US$10 million order to develop and supply advanced video systems for multiple next-generation manned airborne platforms. The multi-year project includes additional purchase options that, if exercised in full, could bring the total value of orders received by Maris-Tech under the project to approximately US$14.1 million.

The Company also recently announced a pilot order, received through a distributor, from a leading global defense company for an armored vehicle situational awareness application. The pilot followed an extensive adaptation process in which Maris-Tech’s Jupiter product line was tailored to meet the end customer’s specific video streaming requirements. Based on estimates and forecasts provided by the end customer, successful completion of the pilot could result in significant follow-on orders over the coming years.

“We see AUSA as an important opportunity to demonstrate how the technologies behind the Company’s recent commercial progress translate into operational capabilities across multiple defense platforms,” said Israel Bar, Chief Executive Officer of Maris-Tech. “From 360° situational awareness on armored vehicles to airborne and unmanned applications, our focus is on delivering edge video and AI technologies that address real operational requirements. We look forward to demonstrating these capabilities to customers and partners in Washington.”

AUSA 2026

October 12–14, 2026

Walter E. Washington Convention Center

Washington, D.C.

Maris-Tech Booth #761

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing its planned participation in AUSA 2026 and the products and technologies it expects to showcase and demonstrate at the event; the capabilities and potential applications of its products and technologies; the potential for successful completion of the pilot to result in significant follow-on orders over the coming years; the potential for Maris-Tech to receive additional orders under the multi-year airborne platform project if the applicable purchase options are exercised; and the Company’s expectations regarding opportunities for its technologies across armored vehicle, airborne and unmanned applications. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com